VIA EDGAR

May 4, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Collegium Pharmaceutical, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-203208)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. New York, New York time on May 6, 2015, or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 27, 2015, through the date hereof:

Preliminary Prospectus dated April 27, 2015:

1,530 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

JEFFERIES LLC

By:	/s/ Ashley Delp
	Name:	Ashley Delp
	Title:	Managing

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director

[Signature Page to Acceleration Request]